UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 1-U	OMB Number: 3235-0722 Expires: December 31, 2024 Estimated average burden hours per response 5.0

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) January 18, 2024

DF Growth REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-1263155
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Symphony Tower 750 B Street Suite 1930 San Diego, CA 94101

(Full mailing address of principal executive offices)

(858) 430-8528

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Investor Shares

Item 9. Other Events

The Company distributed the attached investor update to investors in DF Growth REIT, LLC on January 18, 2024.

Exhibit No.	Description
99.1	DF Growth REIT - Update Q4 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Date: January 19, 2024

2